SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. )(1)

                        PARADIGM MEDICAL INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   69900Q 10 8
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  March 4, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 24 Pages)

--------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 2 of 24 Pages
---------------------------------             ----------------------------------


================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     Win Capital Corp.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                      WC, OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                      New York
--------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                    291,000(1) shares
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                     8     SHARED VOTING POWER

                                 -0- shares
                ----------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                                 291,000(1) shares
                ----------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                 -0- shares
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         291,000(1) shares
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                          / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          7.1%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                        CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of 291,000 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Win Capital Corp. ("Win").

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 3 of 24 Pages
---------------------------------             ----------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       Steven Bayern
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         United States
--------------------------------------------------------------------------------
 NUMBER OF           7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                     28,571(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                     8     SHARED VOTING POWER

                                 348,143(2) shares
                ----------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                                 28,571(1) shares
                ----------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                 348,143(2) shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         376,714(1)(2) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             9.0%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of Common Stock issuable upon conversion of 500 shares of Series C Preferred Stock, all of which is currently convertible, held by BCN Associates Corp., of which Mr. Bayern is the sole shareholder, officer and director.

(2) Consists of (i) 291,000 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Win and (ii) 57,143 shares of Common Stock issuable upon conversion of 1,000 shares of Series C Preferred Stock, all of which is currently convertible, held by TSP Associates, Inc. ("TSP"). Mr. Bayern disclaims beneficial ownership of the securities held by Win and TSP except to the extent of his equity interest therein.

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 4 of 24 Pages
---------------------------------             ----------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Theodore Kaplan
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                    (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         UNITED STATES
--------------------------------------------------------------------------------
 NUMBER OF           7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                     -0- shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                     8     SHARED VOTING POWER

                                 348,143(1) shares
                ----------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                                 -0- shares
                ----------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                 348,143(1) shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         348,143(1) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             8.4%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of (i) 291,000 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Win and (ii) 57,143 shares of Common Stock issuable upon conversion of 1,000 shares of Series C Preferred Stock, all of which is currently convertible, held by TSP, to which Mr. Kaplan disclaims beneficial ownership, except to the extent of his equity interests therein.

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 5 of 24 Pages
---------------------------------             ----------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       Albert Barbara
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         United States
--------------------------------------------------------------------------------
 NUMBER OF           7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                     -0- shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                     8     SHARED VOTING POWER

                                 291,000(1) shares
                ----------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                                 -0- shares
                ----------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                 291,000(1) shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         291,000(1) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         7.1%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of 291,000 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Win, to which Mr. Barbara disclaims beneficial ownership except to the extent of his equity interest therein.

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 6 of 24 Pages
---------------------------------             ----------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       Pasquale Tullo
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                    (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         United States
--------------------------------------------------------------------------------
 NUMBER OF           7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                     -0- shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                     8     SHARED VOTING POWER

                                 291,000(1) shares
                ----------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                                 -0- shares
                ----------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                 291,000(1) shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         291,000(1) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         7.1%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of 291,000 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Win, to which Mr. Tullo disclaims beneficial ownership, except to the extent of his equity interest therein.

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 7 of 24 Pages
---------------------------------             ----------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Patrick Kolenik
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         PF, OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         United States
--------------------------------------------------------------------------------
 NUMBER OF          7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                     57,559(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                    8      SHARED VOTING POWER

                                 57,143(2) shares
                ----------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                                 57,559(1) shares
                ----------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                                 57,143(2) shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         114,702(1)(2) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                          / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         2.9%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (i) 28,571 shares of Common Stock issuable upon conversion of 500 shares of Series C Preferred Stock, all of which is currently convertible, held by an individual retirement account for the benefit of Mr. Kolenik and (ii) 28,571 shares of Common Stock issuable upon conversion of 500 shares of Series C Preferred Stock, all of which is currently convertible, held by Mr. Kolenik and his wife as joint tenants.

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 8 of 24 Pages
---------------------------------             ----------------------------------

(2) Consists of 57,143 shares of Common Stock issuable upon conversion of 1,000 shares of Series C Preferred Stock, all of which is currently convertible, held by TSP, to which Mr. Kolenik disclaims beneficial ownership except to the extent of his equity interest therein.

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 9 of 24 Pages
---------------------------------             ----------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Dolores Kolenik
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                    (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         PF, OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         United States
--------------------------------------------------------------------------------
 NUMBER OF           7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                     28,571(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                     8     SHARED VOTING POWER

                                 -0- shares
                ----------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                                 28,571(1) shares
                ----------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                 -0- shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         28,571(1) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         .7%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of Common Stock issuable upon conversion of 500 shares of Series C Preferred Stock, all of which is currently convertible, held by Mrs. Kolenik and her husband as joint tenants.

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 10 of 24 Pages
---------------------------------             ----------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   TSP Associates, Inc.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                    (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         WC, OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         New York
--------------------------------------------------------------------------------
 NUMBER OF           7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                     57,143(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                     8     SHARED VOTING POWER

                                 -0- shares
                ----------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                                 57,143(1) shares
                ----------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                 -0- shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         57,143(1) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         1.5%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of Common Stock issuable upon conversion of 1,000 shares of Series C Preferred Stock, all of which is currently convertible.

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 11 of 24 Pages
---------------------------------             ----------------------------------


================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        BCN Associates Corp.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                    (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                         WC, OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         New York
--------------------------------------------------------------------------------
 NUMBER OF           7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                     28,571(1) shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                     8     SHARED VOTING POWER

                                 -0- shares
                ----------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                 28,571(1) shares
                ----------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                                 -0- shares
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         28,571(1) shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         .7%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Consists of Common Stock issuable upon conversion of 500 shares of Series C Preferred Stock, all of which is currently convertible.

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 12 of 24 Pages
---------------------------------             ----------------------------------


         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").


Item 1.           SECURITY AND ISSUER.

                  This Statement relates to Common Stock, $.001 par value per share ("Common Stock"), of Paradigm Medical Industries, Inc. The principal executive offices of the Issuer are located at 1127 West 2320 South, Suite A, Salt Lake City, Utah 84119.


Item 2.           IDENTITY AND BACKGROUND.

         1.       (a)      WIN CAPITAL CORP., a New York corporation ("Win")(1).

                  (b)      Address:         26 Ludlam Avenue
                                            Bayville, New York 11709
                  (c)      Principal Business: Broker-Dealer
                  (d)      No.
                  (e)      No.

         2. (a) STEVEN BAYERN, Chairman of Win, President and director of TSP Associates, Inc., a New York corporation ("TSP"), and sole director, officer and shareholder of BCN Associates Corp., a New York corporation ("BCN").

                  (b)      Address:         26 Ludlam Avenue
                                            Bayville, New York 11709
                  (c)      Principal Business: Investments
                  (d)      No.
                  (e)      No.

         3. (a) THEODORE KAPLAN, Secretary and director of Win and Secretary, Treasurer and director of TSP.

                  (b)      Address:         100 Quentin Roosevelt Blvd.
                                            Garden City, New York 11530
                  (c)      Principal Business: Attorney
                  (d)      No.
                  (e)      No.

         4.       (a)      ALBERT BARBARA, Vice Chairman and director of Win.

                  (b)      Address:         80 Broad Street
                                            New York, New York 10004
--------
   1 The directors of Win are Steven Bayern, Albert Barbara, Theodore Kaplan and Pasquale Tullo. The executive officers of Win are Steven Bayern, Chairman, Albert Barbara, Vice Chairman, Pasquale Tullo, President, and Theodore Kaplan, Secretary.

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 13 of 24 Pages
---------------------------------             ----------------------------------


                  (c) Principal Business: Director of corporate finance for Win
                  (d)      No.
                  (e)      No.

         5.       (a)      PASQUALE TULLO, President of Win.

                  (b)      Address:         26 Ludlam Avenue
                                            Bayville, New York 11709
                  (c)      Principal Business: President of Win
                  (d)      No.
                  (e)      No.

         6.       (a)      PATRICK KOLENIK, Vice President and director of TSP,
director of the Issuer.

                  (b)      Address:         35 Elizabeth Drive
                                            Laurel Hollow, New York 11791
                  (c)      Principal Business: Investments
                  (d)      No.
                  (e)      No.

         7.       (a)      DOLORES KOLENIK.

                  (b)      Address:         35 Elizabeth Drive
                                            Laurel Hollow, New York 11791
                  (c)      Principal Business: Homemaker
                  (d)      No.
                  (e)      No.

         8.       (a)      TSP   ASSOCIATES,   INC.,  a  New  York   corporation
                           ("TSP")(2).

                  (b)      Address:         100 Quentin Roosevelt Blvd.
                                            Garden City, New York 11530
                  (c)      Principal Business: Real Estate
                  (d)      No.
                  (e)      No.

         8.       (a)      BCN  Associates   Corp.,   a  New  York   corporation
                           ("BCN")(3).

                  (b)      Address:         26 Ludlam Avenue
                                            Bayville, New York 11709
                  (c)      Principal Business: Investments
                  (d)      No.
                  (e)      No.
--------
  2 The directors of TSP are Steven Bayern, Theodore Kaplan and Patrick Kolenik. The executive officers of TSP are Steven Bayern, President, Theodore Kaplan, Secretary and Treasurer, and Patrick Kolenik, Vice President.
  3      Steven Bayern is the sole director and officer of BCN.

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 14 of 24 Pages
---------------------------------             ----------------------------------


         Each of the persons or entities described in this Item 2 are hereinafter "Reporting Persons."


Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On August 20, 1997, Win was issued a warrant to purchase 191,000 shares of Common Stock at a purchase price of $3.00 per share as partial consideration for Win serving as the Issuer's investment banker for an initial period of two years.

                  On January 21, 1998, the Issuer issued to Mr. Kolenik 417 shares of Common Stock as compensation for his service as a director of the Issuer.

                  On March 4, 1998, Win was issued an additional warrant to purchase 100,000 shares of Common Stock at a purchase price of $3.00 per share in consideration for services rendered in connection with Win acting as placement agent in a private placement transaction in accordance with Regulation D of the Securities Act of 1933, as amended (the "Reg. D Private Placement") of the Issuer's Series C Convertible Preferred Stock, $.001 par value per share ("Series C Preferred Stock").

                  On March 4, 1998, TSP, BCN and Patrick Kolenik purchased from the Issuer in the Reg. D Private Placement 1,000, 500 and 1,000 shares of Series C Preferred Stock, respectively, which is currently convertible into 57,143, 28,571 and 57,143 shares of Common Stock, respectively. The purchase price for such shares of Series C Preferred Stock was $100,000, $50,000 and $100,000, respectively. Each of TSP and BCN used working capital and other funds and Mr. Kolenik used personal funds and other funds for such purchases. The shares of Series C Preferred Stock may be converted to shares of Common Stock without additional consideration. One half of Mr. Kolenik's purchase is held by Mr. Kolenik as a joint tenant with his wife, and one half is held by an individual retirement account for his benefit.


Item 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons purchased the shares of Series C Preferred Stock for investment purposes. Other than in Mr. Kolenik's capacity as a director of the Issuer and Win serving as a consultant to the Issuer pursuant to the terms of a Consulting Agreement, which is incorporated herein as Exhibit A, no Reporting Person has any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 15 of 24 Pages
---------------------------------             ----------------------------------


Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The following table sets forth the aggregate number and percentage (based on 3,798,939 shares of Common Stock outstanding as of January 31, 1998, as reported in a Form 8-K filed by the Issuer on March 5, 1998) of Common Stock beneficially owned by each Reporting Person named in Item 2 of
Schedule 13D.


                                                           Percentage of
                                   Shares of Common       Shares of Common
                                         Stock                 Stock
Name                              Beneficially Owned     Beneficially Owned
----                              ------------------     ------------------

Win Capital Corp.(1)                    291,000                7.1%

Steven Bayern(2)                        376,714                9.0%

Theodore Kaplan(3)                      348,143                8.4%

Albert Barbara(4)                       291,000                7.1%

Pasquale Tullo(5)                       291,000                7.1%

Patrick Kolenik(6)                      114,702                2.9%

Dolores Kolenik(7)                       28,571                0.7%

TSP Associates, Inc.(8)                  57,143                1.5%

BCN Associates Corp.(9)                  28,571                0.7%
                                                               ---

---------------------

(1) Consists of 291,000 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Win.

(2) Consists of (i) 291,000 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Win, (ii) 57,143 shares of Common Stock issuable upon conversion of 1,000 shares of Series C Preferred Stock, all of which is currently convertible, held by TSP and
         (iii) 28,571 shares of Common Stock issuable upon conversion of 500 shares of Series C Preferred Stock, all of which is currently convertible, held by BCN, of which Mr. Bayern is the sole shareholder, officer and director. Mr. Bayern disclaims beneficial ownership of the securities owned by Win and TSP except to the extent of his equity interest therein.

(3) Consists of (i) 291,000 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Win and (ii) 57,143 shares of Common Stock issuable upon conversion of 1,000 shares of Series C Preferred Stock, all of which is currently convertible, held by TSP, to which Mr. Kaplan disclaims beneficial ownership, except to the extent of his equity interests therein.

(4) Consists of 291,000 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Win, to which Mr. Barbara disclaims beneficial ownership except to the extent of his equity interest therein.

(5) Consists of 291,000 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Win, to which Mr. Tullo disclaims beneficial ownership, except to the extent of his equity interest therein.

(6) Includes (i) 28,571 shares of Common Stock issuable upon conversion of 500 shares of Series C Preferred Stock, all of which is currently convertible,

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 16 of 24 Pages
---------------------------------             ----------------------------------

         held by an individual retirement account for the benefit of Mr. Kolenik, (ii) 28,571 shares of Common Stock issuable upon conversion of 500 shares of Series C Preferred Stock, all of which is currently convertible, held by Mr. Kolenik and his wife as joint tenants and
         (iii) 57,143 shares of Common Stock issuable upon conversion of 1,000 shares of Series C Preferred Stock, all of which is currently convertible, held by TSP, to which Mr. Kolenik disclaims beneficial ownership except to the extent of his equity interest therein.

(7) Consists of Common Stock issuable upon conversion of 500 shares of Series C Preferred Stock, all of which is currently convertible, held by Mrs. Kolenik with her husband as joint tenants.

(8) Consists of Common Stock issuable upon conversion of 1,000 shares of Series C Preferred Stock, all of which is currently convertible.

(9) Consists of Common Stock issuable upon conversion of 500 shares of Series C Preferred Stock, all of which is currently convertible.


                           (b) Upon exercise of its warrants, Win will have sole
power to vote and dispose of 291,000 shares of Common Stock, representing approximately 7.1% of the outstanding shares of Common Stock, as adjusted.

                           Upon conversion of its shares of Series C Preferred
stock, TSP will have the sole power to vote and dispose of 57,143 shares of common Stock, representing approximately 1.5% of the outstanding shares of Common Stock, as adjusted.

                           Upon conversion of its shares of Series C Preferred
Stock, BCN will have sole power to vote and dispose of 28,571 shares of Common Stock, representing approximately .7% of the outstanding shares of Common Stock, as adjusted.

                           Steven   Bayern,   by   virtue   of  being  the  sole
shareholder, officer and director of BCN and upon its conversion of the 500 shares of Series C Preferred Stock held by BCN, may be deemed to have sole power to vote and dispose of 28,571 shares of Common Stock. By virtue of being an officer and director of Win and an officer and director of TSP, upon exercise of the warrants held by Win and the conversion of the 1,000 shares of Series C Preferred Stock held by TSP, Mr. Bayern may be deemed to have shared power to vote and dispose of 348,143 shares of Common Stock, collectively representing approximately 9.0% of the outstanding Common Stock, as adjusted.

                           Patrick Kolenik has sole power to vote and dispose of
417 shares of Common Stock and, upon conversion of the 1,000 shares of Series C Preferred Stock, one-half of which is held by Mr. Kolenik with his wife as joint tenants and one-half of which is held by an individual retirement account for the benefit of Mr. Kolenik, Mr. Kolenik will have sole power to vote and dispose of 57,559 shares of Common Stock. By virtue of being an officer and director of TSP, upon the conversion of the 1,000 shares of Series C Preferred Stock held by TSP, Mr. Kolenik may be deemed to have shared power to vote and dispose of 57,143 shares of Common Stock, collectively representing approximately 2.9% of the outstanding Common Stock, as adjusted.

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 17 of 24 Pages
---------------------------------             ----------------------------------

                           Dolores Kolenik, upon conversion of the 500 shares of
Series C Preferred Stock held by her and her husband as joint tenants, will have sole power to vote and dispose of 28,571 shares of Common Stock, representing approximately .7% of the outstanding Common Stock, as adjusted.

                           By virtue of each being an officer  and  director  of
Win, upon the exercise of the warrants held by Win, Albert Barbara and Pasquale Tullo may be deemed to have shared power to vote and dispose of 291,000 shares of Common Stock, representing approximately 7.1% of the outstanding Common Stock, as adjusted.

                           By virtue of being an officer and director of Win and
an officer and director of TSP, upon the exercise of warrants held by Win and the conversion of the 1,000 shares of Series C Preferred Stock held by TSP, Theodore Kaplan may be deemed to have shared power to vote and dispose of 348,143 shares of Common Stock, representing approximately 8.4% of the outstanding Common Stock, as adjusted.

                  (c) The following table sets forth a description of all transactions in shares of Common Stock of the Issuer by the Reporting Persons identified in Item 2 of this Schedule 13D effected in the last sixty days.

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 18 of 24 Pages
---------------------------------             ----------------------------------


                                            Number of
                                              Shares
         Name of                            Purchased/         Purchase Price/
       Stockholder      Purchase Date        Acquired          Consideration
       -----------      -------------        --------          -------------

Win Capital Corp.          3/4/98            100,000(1)          Services
                                                                 rendered

Patrick Kolenik            3/4/98             57,142(2)           $100,000

Dolores Kolenik            3/4/98             28,571(3)            $50,000

TSP Associates, Inc.       3/4/98             57,143(4)           $100,000

BCN Associates Corp.       3/4/98             28,571(5)           $100,000


--------------------------------

(1) Win was issued warrants to purchase 100,000 shares of Common Stock, all of which are currently exercisable.

(2) Patrick Kolenik and his wife as joint tenants purchased 500 shares of Series C Preferred Stock, all of which is currently convertible into 28,571 shares of Common Stock and an individual retirement account for the benefit of Mr. Kolenik purchased 500 shares of Series C Preferred Stock, all of which is currently convertible into 28,571 shares of Common Stock.

(3) Dolores Kolenik and her husband as joint tenants purchased 500 shares of Series C Preferred Stock, all of which is currently convertible into 28,571 shares of Common Stock.

(4) TSP purchased 1,000 of Series C Preferred Stock, all of which is currently convertible into 57,143 shares of Common Stock.

(5) BCN purchased 500 of Series C Preferred Stock, all of which is currently convertible into 28,571 shares of Common Stock.


         Win serves as a market maker of the Issuer's securities. Win does not exercise discretionary authority over any customers' accounts that may own shares of the Issuer's Common Stock or securities convertible into shares of the Issuer's Common Stock. Except as set forth herein, Win disclaims beneficial ownership over any shares of the Issuer's Common Stock owned by its clients or in temporary long and short positions maintained by Win in its market making activities.

                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

                  (e)      Not applicable.

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 19 of 24 Pages
---------------------------------             ----------------------------------


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  (a) Win entered into a two-year consulting arrangement with the Issuer on August 20, 1997. Mr. Kolenik has been a director of the Issuer since November 1997.

                  (b) Except for the circumstances discussed or referred to in paragraph (a) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A. Consulting Agreement by and between Win and the Issuer dated August 20, 1997.

                  Exhibit B.  Joint Filing Agreement.

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 20 of 24 Pages
---------------------------------             ----------------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 1998                     WIN CAPITAL CORP.


                                           By: /S/ ALBERT BARBARA
                                               ------------------------------
                                               Albert Barbara, Vice Chairman


                                           /S/ STEVEN BAYERN
                                           -----------------------------------
                                               Steven Bayern


                                          /S/ THEODORE KAPLAN
                                          ------------------------------------
                                              Theodore Kaplan


                                          /S/ ALBERT BARBARA
                                          ------------------------------------
                                              Albert Barbara


                                          /S/ PASQUALE TULLO
                                          ------------------------------------
                                              Pasquale Tullo


                                          /S/ PATRICK KOLENIK
                                          ------------------------------------
                                              Patrick Kolenik


                                          /S/ DOLORES KOLENIK
                                          ------------------------------------
                                              Dolores Kolenik


                                          TSP ASSOCIATES, INC.


                                          By: /S/ STEVEN BAYERN
                                              --------------------------------
                                                  Steven Bayern, President


                                          BCN Associates Corp.


                                          By:  /S/ STEVEN BAYERN
                                               -------------------------------
                                                   Steven Bayern, President

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 21 of 24 Pages
---------------------------------             ----------------------------------



                                  EXHIBIT INDEX


EXHIBIT                                                            PAGE
-------                                                            ----

A.       Consulting Agreement by and between
         Win and the Issuer dated August 20,
         1997                                                        22

B.       Joint Filing Agreement                                      24

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 22 of 24 Pages
---------------------------------             ----------------------------------


                                   EXHIBIT A
                              CONSULTING AGREEMENT

                        PARADIGM MEDICAL INDUSTRIES, INC.



                                                          August 20, 1997


Albert L. Barbara, Vice Chairman
Win Capital Corp.
80 Broad Street
New York, NY 10004

Dear Mr. Barbara:


         Tom Motter just returned from Las Vegas where he met with Steven Bayern and Pat Koelnick to discuss the details regarding an investment banking relationship. Based upon their discussions an agreement was reached whereby both parties agreed as follows:

                  (1) Paradigm Medical Industries, Inc. ("PMED") hereby retains Win Capital Corp. ("WIN") to act as its investment bankers for a two (2) year period which would be extended an additional year unless either party notified the other party in writing thirty days before the expiration of the two year contract of their desire to terminate the contractual relationship.

                  (2) PMED will pay a monthly retainer to WIN of $2,000 for the first six months, $4,000 for the second six months and $6,000 per month for the remainder of the contract.


                  (3) PMED will issue a warrant to WIN to purchase up to 200,000 shares of common stock at $4.00 per share but not in excess of 4.5% of the current number of common shares outstanding plus common shares to be issued upon the conversion of both the Class A and Class B Preferred Stock issues. In all other respects, the terms of the warrant will be identical to the Class A warrant issued in connection with PMED's public offering in July, 1996.

                  The aforementioned terms were submitted to the Paradigm Board of Directors and was unanimously approved and resolved to authorize the officers of the company to finalize the agreement.

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 23 of 24 Pages
---------------------------------             ----------------------------------

                  Please indicate your concurrence by signing and returning a signed copy of this agreement by facsimile. Upon receipt of your acceptance we will immediately forward our initial month's payment.

                  Thank you for your assistance. We look forward to a long and fruitful relationship with WIN.


                                             Very truly yours,



                                             /S/ MICHAEL W. STELZER
                                             -----------------------------
                                                 Michael W. Stelzer
                                                 CEO & President


                                             /S/ THOMAS F. MOTTER
                                             ----------------------------
                                                 Thomas F. Motter
                                                 Chairman of the Board

Agreed to and accepted by:



/S/ ALBERT L. BARBARA                             AUGUST 20, 1997
--------------------------------                  ---------------
Albert L. Barbara                                      Date
Vice Chairman
Win Capital Corp.

---------------------------------             ----------------------------------
CUSIP No. 69900Q 10 8                13D           Page 24 of 24 Pages
---------------------------------             ----------------------------------


                                    EXHIBIT B

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated March 16, 1998 (including amendments thereto) with respect to the Common Stock of Paradigm Medical Industries, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  March 16, 1998                  WIN CAPITAL CORP.


                                        By:  /S/ ALBERT BARBARA
                                           -------------------------------
                                             Albert Barbara, Vice Chairman


                                            /S/ STEVEN BAYERN
                                       ------------------------------------
                                                Steven Bayern


                                           /S/ THEODORE KAPLAN
                                       ------------------------------------
                                               Theodore Kaplan


                                          /S/ ALBERT BARBARA
                                       ------------------------------------
                                              Albert Barbara


                                         /S/ PASQUALE TULLO
                                       ------------------------------------
                                             Pasquale Tullo


                                        /S/ PATRICK KOLENIK
                                       ------------------------------------
                                            Patrick Kolenik


                                        /S/ DOLORES KOLENIK
                                       ------------------------------------
                                            Dolores Kolenik

                                       TSP ASSOCIATES, INC.


                                       By:  /S/ STEVEN BAYERN
                                           --------------------------------
                                                Steven Bayern, President

                                       BCN Associates Corp.


                                       By: /S/ STEVEN BAYERN
                                           --------------------------------
                                               Steven Bayern, President